Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33429

Acorn International, Inc.

12F, Xinyin Building, 888 Yishan Rd

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press release dated November 26, 2008	5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Gordon Xiaogang Wang
Name:	Gordon Xiaogang Wang
Title:	Vice president, chief financial officer

Date: November 26, 2008

On November 20, 2008, Acorn International, Inc. (“Acorn”), an exempted company with limited liability under the Companies Law of the Cayman Islands, entered into a binding term sheet (the “Term Sheet”) with Yiyang Yukang Communication Equipment Co. Limited (“Yiyang Yukang”), to acquire all of the outstanding shares of Yiyang Yukang (the “Acquisition”).

Under the terms of the Term Sheet, which shall be memorialized in a share purchase agreement (the “Share Purchase Agreement”), Acorn will pay to the current shareholder of Yiyang Yukang consideration at the closing of the Share Purchase Agreement (the “Closing”) of $6.7 million in cash and 2,564,103 of Acorn’s ordinary shares valued at $3.12 per share (the “Ordinary Shares”). After the Closing, Yiyang Yukang shall cause its board of directors to resign, and Acorn will have the right to appoint the majority of new board members, with the remaining to be appointed by Yiyang Yukang. The Share Purchase Agreement shall also include customary representations, warranties and covenants, and is subject to customary closing conditions.

After the Closing, Acorn shall additionally pay to the current shareholder of Yiyang Yukang the following earn-out amounts, in each instance, the payment of which is contingent upon Yiyang Yukang meeting certain earnings targets: (i) $6.7 million in cash and 2,564,103 Ordinary Shares before June 30, 2009, (ii) $10.7 million in cash and 1,282,050 Ordinary Shares within 45 days following final determination of Yiyang Yukang’s fiscal year 2009 after-tax net profits, and (iii) Yiyang Yukang’s choice of either (a) $14.7 million cash, or (b) $10.7 million in cash and 1,282,050 Ordinary Shares within 45 days following the final determination of Yiyang Yukang’s fiscal year 2010 after-tax net profits. In addition, Acorn shall grant to Yiyang Yukang’s management certain incentive awards in the form of option grants or stock appreciation rights, representing up to 900,000 of its Ordinary Shares, which shall vest in installments contingent upon Yiyang Yukang meeting certain earnings targets, and shall grant to Yiyang Yukang’s management a cash or share bonus payment equal to 30% of the amount of after-tax net profits of Yiyang Yukang in excess of certain earning targets.

Each of the Term Sheet and the draft Share Purchase Agreement has been approved by the board of directors of Acorn and does not require shareholder approval. The final draft of the Share Purchase Agreement is expected to be approved by the board of directors and executed in December 2008, with the Closing expected to occur shortly thereafter.

The foregoing description of the Term Sheet and the Share Purchase Agreement are qualified in their entirety by reference to the full text of the executed version of the Share Purchase Agreement, which Acorn intends to file as an exhibit to its Current Report on Form 6-K at the Closing.

Acorn to Acquire Yiyang Yukang, a domestic communication equipment producer and distributor in China

(Shanghai, China; November 26, 2008) Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services announced today that on November 20, 2008, Acorn entered into a binding term sheet to acquire Yiyang Yukang Communication Equipment Co. Limited (“Yiyang Yukang”), a domestic communication equipment producer and distributor in China. Acorn believes the acquisition will provide it a strong pipeline of mid-to-high end, differentiated and branded mobile handset products as well as strengthen Acorn’s existing distribution capability in China.

About Yiyang Yukang

Headquartered in Shenzhen, China, Yiyang Yukang produces, processes and markets communication equipment, targeting mid-to-high end business users in China. With a network of 40 nationwide distributors covering nearly 20,000 retail outlets, Yiyang Yukang offers an extensive distribution network for mobile handset products in China. It is also the sole producer and marketer of the popular Uking handset series. With a licensed brand from Gionee, China’s number one domestic handset manufacturer according to the GFK Domestic Mobile Handset Market Research, Yiyang Yukang produced its Gionee/Uking branded mobile series to tailor to the needs of the sophisticated business users with individualized and user-friendly features such as voice activation services. In the near term, Acorn plans to continue to adopt a dual-brand strategy of marketing and distributing the Gionee/Uking mobile handset series. Over time, Acorn plans to build independently the differentiated and proprietary branded Uking mobile handsets, targeting at the mid-to-high end business users in China.

James Hu, Chairman and Chief Executive Officer of Acorn stated, “Yiyang Yukang is an excellent addition to enhance both our product pipeline and brand portfolio. In the past year, we have developed a very positive working relationship with the team. Yiyang Yukang’s Uking mobile series has also been one of the most popular items on our platform. Given the large market size, its TV appeal and the onset of 3G networks, mobile handsets will remain an important product segment for us. Furthermore, Yiyang Yukang captured a niche segment of the handset market by offering individualized and user-friendly featured phones for business users in China. Its ability to quickly identify and adapt to the changing consumer needs makes Yiyang Yukang a competitive player in what we believe to be an otherwise extremely commoditized domestic handsets marketplace. We believe the acquisition of Yiyang Yukang will strengthen Acorn’s leadership position in the marketing and distribution of mobile handsets in China. In the long run, we anticipate the success of building the Uking brand shall serve as another example of the synergy of our cross platform marketing and distributional capability.”

Tingtao Han, CEO of Yiyang Yukang said, “We are excited about joining Acorn. TV direct sales have been proven to be an effective marketing method for illustration of our product features. Acorn, as China’s largest TV direct sales operator, represents an ideal partner given its large media presence in China. Its strong brand promotional and product distributional capabilities have created many successful brand building stories by enabling a generation of new products and services to become the leaders in their respective categories in limited time. We are confident of our post integration prospects with Acorn.”

According to the statistics provided by China’s Ministry of Industry and Information Technology, China had over 547 million mobile phone subscribers with a rate of penetration of 41.6% of the population of China at the end of 2007. These numbers make China the largest mobile phone market in the world as well as an attractive industry for domestic and international mobile handset manufacturers. By the end of 2007, there were close to 87 domestic mobile phone manufactures in China competing across product, pricing and marketing channels according to China’s Academy of Telecommunication Research of Ministry of Industry and Information Technology. Acorn believes that its integration with Yiyang Yukang and their specialized products will enable it to set a strong foothold in the highly competitive Chinese domestic handset market by offering more differentiated and well-marketed products for business users in China.

The transaction is expected to close by the end of December 2008, subject to customary closing conditions. Upon closing, Acorn will pay to the current shareholder of Yiyang Yukang consideration of $6.7 million in cash and 2,564,103 of its ordinary shares (“Ordinary Shares”) valued at a price of $3.12 per share (or $9.36 per each of Acorn’s American Depositary Share), and shall pay up to an additional three earn-out payments equivalent to the maximum amount of US$44.1 million in a combination of cash and Ordinary Shares (valued at a price of $3.12 per share), contingent on Yiyang Yukang meeting certain earnings targets in 2008, 2009 and 2010 for each of the earn-out payments. Additionally, Yiyang Yukang shall cause its board of directors to resign, and Acorn shall have the right to appoint a majority of new board members, with the remaining to be appointed by Yiyang Yukang.

About Acorn

Acorn is a leading integrated multi-platform marketing company in China, operating China’s largest TV direct sales business in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, outbound telemarketing center and an ecommerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties.

For more information, please visit http://www.chinadrtv.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about Acorn’s beliefs and expectations, are forward-looking. These statements include, among others, statements regarding the benefits of the proposed transaction, such as our ability to successfully continue to grow our business through our investment in Yiyang Yukang, strengthen our mobile handset business, improve our leadership position in marketing and distribution of mobile handsets and build long-term shareholder value. Actual results may vary considerably; the transaction may not close when expected or at all, and may not generate the anticipated benefits, including increasing our ability to market mobile handsets, broadening our distribution capabilities in mobile handsets and generating shareholder value. In addition, Acorn’s industry is highly competitive and it faces a number of risks and uncertainties, including those outlined under “Risk Factors” beginning on page 6 of Acorn’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 30, 2008. All information included in this press release is as of the date of this press release, and Acorn undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Acorn International

Chen Fu, Director of Investor Relations

Tel: (86) 21 5151 8888 (ext.2228)

Email: ir@chinadrtv.com

PRChina

Jane Liu

Tel: (852) 2522 1838

Email: jliu@prchina.com.hk

Henry Chik

Tel: (852) 2522 1838

Email: hchik@prchina.com.hk